

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 29 / 30
www.nh-hoteles.com
nh@nh-hotels.com


05006639

March, 2005

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on March-, 2005 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid, 1st March, 2005.

SALES AND RESULTS JANUARY - DECEMBER 2004

INCOME	12M 2004	12M 2003	CHANGE%
Consolidated Income	**953,76**	**927,34**	**2,8%**
Income from Hotel Activity Comparable	723,67	718,06	0,8%
Income from Total Hotel Activity	855,32	870,46	(1,7%)
Income from Real Estate Activity	98,44	56,88	73,1%
EBITDA	**12M 2004**	**12M 2003**	**CHANGE %**
Consolidated EBITDA	**180,01**	**155,33**	15,9%
EBITDA from Hotel Activity Comparable	122,35	122,63	(0,2%)
EBITDA from Total Hotel Activity + Corporate	109,82	123,78	(11,3%)
EBITDA from Real Estate Activity	70,19	31,56	122,4%

Hotel Business – Highlights:

- In 2004, FY RevPar at comparable hotels in the chain was flat on 2003, with sales rising only 0.8% and EBITDA slipping just 0.2%.
- Including the non-comparable hotels, newly refurbished and hotels opened between 2003 and 2004, sales slid 1.7% and EBITDA fell by 11.3%, mainly due to the impact of the hotels sold in 2003. Excluding these hotels, sales rose by 4.5% and EBITDA grew by 1.4%.
- The most positive development in 2004 was that hotel occupancy improved across the board in all NH Hoteles' markets, both in Europe and in Latin America.
- In Q4'04, the growth in RevPar in Central Europe was confirmed, in Benelux, Switzerland&Austria and Germany. The main driver of this growth was the improvement in occupancy, even though ADRs were either flat or only fell slightly.
- Occupancy at comparable hotels in Spain increased by 0.9 points. However, ADR fell by 5.9% due to tougher competition. As a result, RevPar slid by 4.7% in 2004, in line with the figures for the first nine months of the year.
- There was a particularly robust performance at the operating level in the hotel business in Germany, with RevPar growth of 6% at comparable hotels, a 1.5% improvement in ADR and a 4.4 point improvement in occupancy levels. The RevPar at these hotels made a strong recovery in the second and third quarters, and this trend was maintained – although to a lesser extent – in the last three months of the year.
- There was also a recovery in the MERCOSUR, both in terms of occupancy and prices expressed in local currency, although the exchange-rate impact was still negative. There was also an improvement in occupancy in Mexico on an unchanged ADR in local currency.
- The results of the cost-savings programme have been excellent. In 2004, cost-savings at comparable hotels reached €38m, exceeding the target for the year of €30m. Overall, operating costs per room occupied fell by 7%, in spite of the new openings, higher occupancy levels and inflation.
- Net debt has currently reached €517.16m, 8.3% higher than in December 2003. This reflects the dividend payment, the redemption of some of Krasnapolsky's preference shares and capital expenditure on maintenance, refurbishment and equipment of new hotels.

Property business – Highlights:

- 2004 was an outstanding year for Sotogrande, with a 73% increase in sales and EBITDA up 122%. In addition to recurrent sales, April saw the sale of a particularly large plot, and the fourth quarter included the first results of Ribera del Marlin.
- At year-end 2004, confirmed sales not booked amounted to €64.8m, compared to €70.2 in 2003.


82-4780



nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

1. OPERATING RATIOS

OPERATING RATIOS	AVERAGE ROOMS		OCCUPANCY %			ADR			REVPAR		
	2004	2003	2004	2003	%Chg	2004	2003	%Chg	2004	2003	%Chg
SPAIN COMPARABLE	**9.061**	**9.060**	**66,35%**	**65,48%**	**1,33%**	**81,80**	**86,99**	**-5,98%**	**54,27**	**56,96**	**-4,73%**
Non Comparable Spain	1.373	1.359	53,30%	55,22%	-3,48%	77,25	117,07	-34,01%	41,17	64,65	-36,31%
TOTAL B.U. SPAIN	10.434	10.419	64,63%	64,14%	0,77%	81,30	90,37	-10,03%	52,55	57,97	-9,35%
HOLLAND & BELGIUM COMPARABLE	**6.019**	**6.021**	**68,47%**	**63,87%**	**7,21%**	**83,26**	**86,71**	**-3,97%**	**57,01**	**55,37**	**2,96%**
Non Comparable Belgium & Holland & Others	723	1.086	60,83%	59,54%	2,17%	90,59	81,37	11,33%	55,10	48,44	13,75%
TOTAL B.U. HOLLAND&BELGIUM	6.742	7.107	67,65%	63,20%	7,03%	83,97	85,94	-2,29%	56,80	54,32	4,58%
TOTAL SWITZ & AUSTRIA COMPARABLE	**845**	**845**	**67,52%**	**62,58%**	**7,89%**	**61,75**	**65,13**	**-5,18%**	**41,69**	**40,76**	**2,30%**
Switzerland & Austria&Hungary Non Comparable	831	508	63,63%	69,02%	-7,81%	72,81	87,59	-16,87%	46,33	60,45	-23,37%
TOTAL B.U. SWITZ&AUSTRIA&HUNGARY	1.676	1.353	65,59%	65,00%	0,91%	67,07	74,08	-9,47%	43,99	48,15	-8,64%
GERMANY COMPARABLE	**7.715**	**7.715**	**58,71%**	**56,24%**	**4,39%**	**56,33**	**55,50**	**1,50%**	**33,07**	**31,21**	**5,96%**
Germany Non Comparable	1.140	960	46,23%	38,93%	18,75%	77,79	64,89	19,88%	35,96	25,26	42,36%
TOTAL B.U. GERMANY	8.855	8.675	57,10%	54,32%	5,12%	58,57	56,24	4,13%	33,44	30,55	9,46%
Non Comparable Italy	161	0	59,06%	0,00%	0,00%	89,77	0,00	0,00%	53,02	0,00	0,00%
TOTAL B.U. ITALY	161	0	59,06%	0,00%	59,06%	89,77	0,00	0,00%	53,02	0,00	0,00%
TOTAL EUROPE COMPARABLE	**23.640**	**23.641**	**64,44%**	**61,95%**	**4,02%**	**73,87**	**76,80**	**-3,81%**	**47,60**	**47,58**	**0,05%**
Mercosur Comparable	1.274	1.274	64,46%	57,85%	6,61%	36,47	32,33	12,81%	23,51	18,70	25,69%
Mexico Comparable	1.191	1.193	62,69%	60,76%	1,93%	67,48	77,62	-13,06%	42,30	47,16	-10,30%
LATINAMERICA COMPARABLE	**2.465**	**2.467**	**63,60%**	**59,26%**	**7,34%**	**51,24**	**54,79**	**-6,48%**	**32,59**	**32,47**	**0,38%**
Mercosur Non Comparable	71	60	60,50%	56,48%	4,02%	14,83	13,43	10,42%	8,97	7,59	18,28%
Mexico Non Comparable	456	686	46,02%	57,45%	-11,43%	55,77	65,59	-14,97%	25,67	37,68	-31,89%
LATINAMERICA NON COMPARABLE	527	746	47,97%	57,37%	-16,39%	48,82	61,46	-20,57%	23,42	35,26	-33,59%
TOTAL B.U. LATINAMERICA	**2.992**	**3.213**	**60,85%**	**58,82%**	**2,03%**	**50,90**	**56,30**	**-9,59%**	**30,97**	**33,11**	**-6,47%**
TOTAL CONSOLIDATED	**30.869**	**30.767**	**62,79%**	**60,64%**	**3,54%**	**72,37**	**76,46**	**-5,35%**	**45,44**	**46,37**	**-2,00%**


HOTELES

INVESTOR
RELATIONS
DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

2. SALES AND EBITDA

	December, 31st. 2004			December, 31st. 2003				
	REVENUE	EBITDA M Euros	Margin %	REVENUE M Euros	EBITDA M Euros	Margin %	Revenue	EBITDA
Spain & Portugal Comparable	**288,06**	**62,63**	**21,7%**	**296,39**	**72,57**	**24,5%**	**(2,8%)**	**(13,7%)**
Spain & Portugal Non Comparable	51,74	6,41	12,4%	57,85	13,68	23,7%	(10,6%)	(53,1%)
B.U.SPAIN & PORTUGAL	339,81	69,04	20,3%	354,23	86,26	24,4%	-4,1%	-20,0%
Holland & Belgium & Others Comparable	**219,31**	**61,37**	**28,0%**	**214,84**	**55,13**	**25,7%**	**2,1%**	**11,3%**
Holland & Belgium & Others Non Comparable	19,72	7,55	38,3%	31,23	8,86	28,4%	(36,9%)	(14,8%)
B.U. HOLLAND & BELGIUM & OTHERS	239,03	68,92	28,8%	246,07	63,99	26,0%	-2,9%	7,7%
Switzerland & Austria & Hungary Comparable	**19,31**	**-1,78**	**(9,2%)**	**18,89**	**-1,78**	**(9,4%)**	**2,2%**	**(0,2%)**
Switzerland & Austria & Hungary Non Comparable	20,18	-1,52	(7,5%)	15,97	-1,30	(8,1%)	26,4%	(17,2%)
B.U. SWITZERLAND & AUSTRIA & HUNGARY	39,50	-3,30	(8,4%)	34,86	-3,07	(8,8%)	13,3%	-7,4%
Germany Comparable	**153,28**	**-12,21**	**(8,0%)**	**144,90**	**-13,64**	**(9,4%)**	**5,8%**	**10,5%**
Germany Non Comparable	27,23	0,41	1,5%	25,14	0,96	3,8%	8,3%	(57,9%)
B.U. GERMANY	180,51	-11,81	(6,5%)	170,04	-12,68	(7,5%)	6,2%	6,9%
Italy Non Comparable	5,57	-0,49	(8,8%)	0,00	0,00	0,0%	0,0%	0,0%
B.U. ITALY	5,57	-0,49	(8,8%)	0,00	0,00	0,0%	0,0%	0,0%
TOTAL EUROPE COMPARABLE	**679,96**	**110,00**	**16,2%**	**675,01**	**112,29**	**16,6%**	**0,7%**	**-2,0%**
Latin America Comparable	**43,71**	**12,34**	**28,2%**	**43,05**	**10,35**	**24,0%**	**1,5%**	**19,3%**
Latin America Non Comparable	7,21	1,25	17,4%	22,21	4,95	22,3%	(67,6%)	(74,6%)
B.U. LATIN AMERICA	50,92	13,60	26,7%	65,27	15,29	23,4%	-22,0%	-11,1%
HOTEL ACTIVITY COMPARABLE	**723,67**	**122,35**	**16,9%**	**718,06**	**122,63**	**17,1%**	**0,8%**	**-0,2%**
CORPORATE	0,00	-26,14		0,00	-26,02			(0,5%)
TOTAL HOTEL ACTIVITY	**855,32**	**109,82**	**12,8%**	**870,46**	**123,77**	**14,2%**	**-1,7%**	**-11,3%**
SOTOGRANDE REAL ESTATE	98,44	70,19	71,3%	56,88	31,56	55,5%	73,1%	122,4%
TOTAL CONSOLIDATED	**953,76**	**180,01**	**18,9%**	**927,34**	**155,33**	**16,7%**	**2,8%**	**15,9%**

3. PROFIT AND LOSS ACCOUNT

NH HOTELES,S.A.	2004		2003		"04/03
P&L ACCOUNT AS AT DECEMBER, 31th 2004	**M Eur.**	**%**	**M. Eur**	**%**	**Var. %**
Hotels sales and other revenues	855,32	89,7%	870,46	93,9%	(1,7%)
Real Estate Sales and other	98,44	10,3%	56,88	6,1%	73,1%
TOTAL REVENUES	**953,76**	**100,0%**	**927,34**	**100,0%**	**2,8%**
Cost of Real Estate Sales	(16,68)	(1,7%)	(15,39)	(1,7%)	8,4%
Operating Expenses	(588,65)	(61,7%)	(602,38)	(65,0%)	(2,3%)
GROSS OPERATING PROFIT	**348,43**	**36,5%**	**309,57**	**33,4%**	**12,6%**
Lease Payments and Property Taxes	(168,42)	(17,7%)	(154,24)	(16,6%)	9,2%
EBITDA	**180,01**	**18,9%**	**155,33**	**16,8%**	**15,9%**
Depreciation	(76,97)	(8,1%)	(79,44)	(8,6%)	(3,1%)
Depreciation STG consolidation difference	(3,36)	(0,4%)	(2,60)	(0,3%)	29,2%
EBIT	**99,68**	**10,5%**	**73,30**	**7,9%**	**36,0%**
Interest Income (expense)	(20,14)	(2,1%)	(29,94)	(3,2%)	(32,7%)
Income from minority equity interests	(0,55)	(0,1%)	0,83	0,1%	(166,3%)
Extraordinary results	0,18	0,0%	28,36	3,1%	(99,4%)
EBT	**79,16**	**8,3%**	**72,55**	**7,8%**	**9,1%**
Corporate income tax	(22,44)	(2,4%)	(16,92)	(1,8%)	32,6%
NET INCOME before minorities	**56,72**	**5,9%**	**55,63**	**6,0%**	**2,0%**
Minority interests	(14,59)	(1,5%)	(4,77)	(0,5%)	205,9%
NET INCOME	**42,13**	**4,4%**	**50,86**	**5,5%**	**(17,2%)**



INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

4. OPERATING COST RATIOS

Total Hotels	12m 2004	12m 2003	% Var
Average number of rooms	30.859	30.767	0,3%
Occupied rooms per day	19.376	18.657	3,9%
Average number of FTE	11.011	11.512	-4,4%
FTE per room	0,36	0,37	-2,7%
Staff Cost per available room (€/day)	26,35	26,99	-2,4%
Other operating exp. per available room (€/día)	18,68	19,77	-5,5%
Staff Cost & Other exp per available room (€/day)	**45,03**	**46,76**	**-3,7%**
FTE per occupied room	0,57	0,62	-7,9%
Staff Cost per occupied room (€/day)	41,97	44,51	-5,7%
Other operating exp. per available room (€/día)	29,75	32,60	-8,7%
Staff Cost & Other expenses per occ room (€/day)	**71,71**	**77,11**	**-7,0%**

Operating cost highlights in 2004:

- The cost-cutting programme has yielded better-than-expected results. Operating costs have fallen 3.1% in nominal terms overall, and costs have been contained in comparable hotels.
- Altogether, considering the general improvement in occupancy levels and inflation, total cost-savings in comparable hotels reached €38m, exceeding the target of €30m for the year.
- There was a 1.3% fall in FTE's at comparable hotels compared to 2003. As a result, FTEs per room occupied slid 5.4%, and total operating costs per room occupied fell by 4.2%.

HOTEL BUSINESS

Spain

- Total sales from the hotel business in Spain fell by 4.1% and EBITDA was 20% lower than in 2003. This performance was explained by the sale of the Princesa Sofia, Pedralbes, Sant Angelo and Villacarlos hotels, which in 2003 made contributions of €28.2m and €9.42m to sales and EBITDA respectively. Adjusting for this, sales would have risen by 4.2% and EBITDA at hotels in Spain overall would have halved to 10%.
- On the other hand, the newly opened hotels made a contribution of €14m to sales but diluted EBITDA margins as they were start-up businesses. Leasing costs for newly opened hotels in Spain amounted to €2.6m.
- Over the course of 2004, RevPar at comparable hotels fell by 4.73%, consolidating the trend noted in September 2004 but an improvement over the 5.5% slide posted in the year to June. The key to this is occupancy levels, which improved by 0.9 points to 66.3%, which partly offset a 5.9% drop in ADR.
- GOP at comparable hotels fell by 7%, with a margin of 40% compared to 41.8% in 2003. The impact of the lower ADR levels was partly offset by the cost-savings at comparable hotels, which adjusting for inflation and the higher occupancy levels, is calculated at €10.51m.
- **Operating performance factors**
    - Occupancy at NH hotels improved over the course of the year. However, prices generally remain under pressure due to increased competition, particularly in Madrid and Barcelona.
    - In 2004, the first part of the year was badly affected by the terrorist attacks of 11th March in Madrid, but the third quarter saw a return to normality.
    - The special offers in the summer months were a success in terms of gaining market share in the leisure segment. As a result, there was a sharp increase (4.2 points) in occupancy in the third quarter, but in the fourth quarter growth was more in line with the overall trend for the year, to 0.9 points. Special Christmas holiday promotions also improved occupancy levels.



INVESTOR
RELATIONS
DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- In the business segment, occupancy levels were consolidated although prices fell. The MCI segment (Meetings, Conventions and Incentives) was the worst-affected by 11th March, and demand only started to pick up again in the fourth quarter.
- RevPar at comparable hotels in **Madrid** improved in the second half of the year, such that in the full year the decline was 6.8%, with a 7% slide in ADR and a 0.2 point improvement in occupancy. According to the Hotelbenchmark report published by Deloitte & Touche, NH Hoteles outperformed the market in this respect, as overall, RevPar fell by 11.6% in Madrid.
- RevPar fell by 7.8% in **Barcelona** over 2004 as a whole. The last quarter was particularly difficult, and at year-end occupancy was stable but ADR had fallen 7.8%. According to Deloitte & Touche, NH Hoteles performed much better than the competition, as overall, RevPar fell by 12.3% in Barcelona.
- Occupancy in the rest of Spain improved by 1.6 points in 2004, and RevPar eased 1.3% due to lower ADR levels.

Benelux

- Hotel business sales in Benelux fell by 2.9%, although EBITDA improved by 7.7%. The drop in sales is explained by the disposal of the Crowne Plaza, which made contributions of €10.13m and €2.65 to sales and EBITDA respectively in 2003. Adjusting for this, sales grew by 1.4% and EBITDA by 12.4% compared to 2003.
- Activity in Benelux is showing clear signs of recovery. RevPar at comparable hotels rose by 3%, with a notable improvement in occupancy, which jumped 4.6 points and helped to soften the blow of a 3.9% drop in ADR. The improving trend noted in the first half of the year consolidated in the third and fourth quarters, when comparable RevPar rose 3% and 4.8% respectively. There was a 4.4 point improvement in occupancy levels in the last three months of the year, together with a more sustained price performance, with prices slipping only 2%.
- GOP at comparable hotels improved by 9%, with the sales margin reaching 36.2% compared to 33.9% in the previous year. Operating costs fell 2.1% in nominal terms, and adjusting for inflation and the higher occupancy levels, cost-savings are calculated at €16.8m.
- Operating performance factors:
  - Operating performance at the hotels in Holland was particularly good in the second half of the year thanks to the Dutch Presidency of the EU, which stimulated MCI activity and business travel, particularly in Amsterdam, The Hague and Maastricht. In September and October, occupancy levels were particularly strong, and by year-end there was a slight improvement in ADR.
  - In **Amsterdam** there was a continuing improvement in RevPar in the third and fourth quarters, of 1.3% and 3% respectively, with increases in occupancy and also in ADR during Q4. Altogether, RevPar grew by 0.9% in the full year.
  - In general terms, the economy improved in Holland in the second half of the year, which was reflected in a six-point increase in occupancy levels at hotels in the **rest of Holland,** where RevPar increased by 3.9% and 5.1% in the third and fourth quarters respectively.
  - In **Brussels,** the efforts to improve the product and positioning of the NH hotels have yielded good results, particularly in the individual business customer segment, which increased in importance relative to leisure customers and corporate groups. In the fourth quarter, the trend observed in the first nine months of the year was consolidated, occupancy improved by 8.3 points and RevPar increased by 18.5%. Over the year as a whole, RevPar rose by 21.6%, but bear in mind that in 2003 some of the hotels had only been operating for a short time.
  - According to the Deloitte & Touche report, NH hotels in **Amsterdam** outperformed the market over the course of the year, as average RevPar fell by 0.2%. NH hotels in **Brussels** performed particularly well, as average RevPar only increased by 3.7%.

Switzerland and Austria and Hungary

- In 2004, sales from the hotel business grew by 13.3%, with much of this improvement explained by the incorporation of NH Budapest in 2003, where occupancy levels exceeded 85% during the summer months, and to the new rooms at NH Vienna airport. Thanks to the contribution from these hotels, GOP increased 27% to €12.5m.
- However, the increased leasing costs from these new hotels (€2.4m) resulted in EBITDA loss of €3.3m.
- Over the year as a whole, RevPar at comparable hotels was 2.3% higher than in 2003, with a five-point increase in occupancy and a 5.2% drop in ADR. There was a notable improvement in the fourth quarter, when after falling 4% in the

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

third quarter, RevPar at comparable hotels increased by 1.2% thanks to an improvement in occupancy which kept ADRs stable.

- GOP at comparable hotels increased by 11.4% in 2004, improving the sales margin to 23%, compared to 21% in 2003. Cost-savings adjusted for inflation and higher occupancy levels reached €2m.

Germany

- Sales from the hotel business in Germany increased 6.2% as a reflection of a good operating performance at the comparable hotels and the incorporation of two new hotels in 2003 (Frankfurt City and Dusseldorf Messe). GOP improved by 16.5% to €56.2m.
- Bear in mind that costs were higher in 2004 due to a €4.1m increase in leasing charges as a reflection of the new hotel openings in 2003 and another €1.7m at comparable hotels due to step-up rent. In spite of this, losses at the EBITDA level were reduced by 7% compared to 2003, and reached €11.8m.
- There was a clear recovery at comparable NH hotels in 2004 thanks to the efforts made to improve management, products and capturing new customers. As a consequence, RevPar rose by 6% over the year as a whole, compared to 5% in the first half of the year, with a 2.7 point recovery in occupancy levels and ADR 1.5% higher than in 2003.
- The strongest performance was in the third quarter, with a 10.4% improvement in RevPar, and this growth moderated to 4% in the fourth quarter to €32.7€/room, still below break-even point at the EBITDA level.
- GOP at comparable hotels improved by 10%, raising the sales margin from 30.8% in 2003 to 32% in 2004. The efforts made to improve operational management and the NH brand in Germany increased operating costs by 3% at comparable hotels, but net cost-savings adjusted for inflation and the higher occupancy levels reached €3.9m.
- Operating performance factors:
    - The positive RevPar performance was mainly a reflection of the policy to increase occupancy and gain market share, particularly in the business segment. However, campaigns were also launched promoting **Berlin** as a winter tourist destination, with excellent results.
    - This marketing effort fed through into a substantial increase in business customers and MCI business (Meetings, Conventions and Incentives), both in **Frankfurt** and **Berlin.** There was a particularly strong recovery in the **Munich** market due to the Oktoberfest and other trade fairs.
    - Another highlight was that the efforts to improve the F&B department resulted in a significant increase in restaurant sales in these hotels.
    - Training programmes and a reservations policy aimed at more efficient revenue management also played an important part, and resulted in a higher conversion rate of accommodation enquiries into confirmed bookings and an increase in market share in terms of occupancy, and contain prices particularly in the fourth quarter.
    - In 2004, RevPar at comparable NH hotels in **Berlin** increased by 4.2%, outperforming the average rate of growth, which according to the Deloitte & Touche report, was only 1.2%. In **Frankfurt,** average market RevPar fell by 4.3%, whereas it fell by only 1.7% at the NH hotels.

Italy

- NH launched its hotel business in Italy by opening a new hotel in the city of Mestre, a few minutes away from the centre of Venice.
- Occupancy at this hotel reached 59% and ADR €89.77/room, in line with the ADR at NH hotels in cities like Madrid, Barcelona and Brussels.
- With contracts for two more hotels signed and several more on the negotiating table, Italy is now one of the group's operating units with the greatest potential.

Latin America

- Sales from the hotel business in Latin America fell 22% in 2004. Most of this drop was due to the disposal of NH Cancún in 2003 and the refurbishment of NH Mexico City, as well as to the appreciation of the Euro. NH Cancún made contributions of €15m and €3.5m to sales and EBITDA respectively in 2003, and adjusting for the impact of this disposal, 2004 sales in Latin America fell by only 1.4%, while EBITDA increased by 14.9 %.

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- Comparable hotels in the MERCOSUR performed well, particularly in Argentina, where in local currency terms, sales jumped by 43% as a reflection of an eight-point improvement in occupancy and a 33% increase in ADR, again in local currency terms.
- In Mexico, in local currency terms, total sales at comparable hotels rose by 3% due to a 3% improvement in RevPar in local currency terms with two-point recovery in occupancy. The efforts made to improve the NH product in Mexico resulted in customer recovery and higher sales in new segments.
- GOP at comparable hotels increased by 12%, with an improvement in the sales margin from 29.8% in 2003 to 32.8% in 2004. The cost-savings programme had already started to yield results by the end of 2003, but the savings were calculated at an additional €4m in 2004.

SOTOGRANDE PROPERTY BUSINESS

- 2004 was a record year for Sotogrande: booked sales soared to €98.4m, an increase of 73%, and EBITDA rose by 122% compared to the previous year, reaching €70.2m.
- As well as selling €34.43m of plots, practically the same volume as in 2003, Sotogrande sold a very large site in the second quarter of 2004 with a buildable area of 25,249m2, and booked another large sale at La Ribera del Marlin in the fourth quarter. La Ribera del Marlin is a 50/50 joint venture between Sotogrande and PonteGadea, and this project will also make a contribution to the margin on Sotogrande's construction, promotion and sales activities between 2005 and 2007. These two sales boosted sales by €39.5m, and made a €34.4m contribution to EBITDA.
- At year-end 2004, Sotogrande reported confirmed sales not included in the accounts amounting to €64.80m, compared to €70.2m in 2003. The breakdown of these sales was: 71% residential (apartments and houses), 13% moorings, 10% plots on La Reserva de Sotogrande and 5% plots for commercial use. The margin on these sales is estimated at €39m between 2005 and the two following years.

Sotogrande - Sales Breakdown	**12m 2004 Mn Euros**		**12m 2003 Mn Euros**	
Berths	3.35	3.4%	0.88	1.5%
Shopping Center	1.53	1.6%	0.00	0.0%
Apartments	15.00	15.2%	0.90	1.6%
Houses	0.00	0.0%	14.76	25.9%
Plots	73.93	75.1%	35.02	61.6%
Total Property Sales	**93,81**	**95.3%**	**51,56**	**90,6%**
Other Income	4.64	4.7%	5.31	9.3%
Total Sales	**98.44**	**100.0%**	**56.88**	**100.0%**

FINANCIAL PERFORMANCE

- The improvement in net consolidated financial charges was due to the decline in net debt over the course of 2004 and to the impact of exchange-rate movements in the subsidiaries of Latinoamericana de Gestión Hotelera (LGH) as well as the reduction in the average cost of borrowing thanks to the refinancing carried out in the second quarter of the year.
- At 31st December 2004, net debt stood at €517.16m, 8.3% higher than at year-end 2003 (€477.41m). This was mainly a reflection of:
    - A dividend payment of €0.25 per share in the second quarter, amounting to €29.5m.
    - The redemption of Krasnapolsky's preference shares, amounting to €30m.
    - Capital expenditure of €76m for fitting out the new hotels and on hotel maintenance and refurbishment.
    - The investment of €14m in the new subsidiary which will run the new projects in Italy, starting with the NH Laguna Palace in Mestre and NH Tortona in Milan.
    - Investments in Sotogrande, amounting to €38m.


HOTELES
INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- Financial gearing (Net Debt / Equity) was 0.61x at year-end 2004, compared to 0.56x at year-end 2003. Net Debt / EBITDA was 2.87x.
- Bear in mind that in the second quarter of 2004, NH Hotels signed a syndicated loan for €350m to refinance its existing debt. The main advantages of this loan are:
  - Increased financial flexibility and elimination of subordinated debt.
  - Disappearance of most of the debt secured by property assets.
  - Lower cost of debt. The new loan is priced at Euribor plus (0.6% - 0.9%), compared to the cost of the retired debt of Euribor plus (0.75% - 2.0%).
- In comparison with 2003, net profits in 2004 reflected a lack of exceptional items. Bear in mind that in 2003, NH Hoteles sold a number of non-strategic hotels, and these disposals generated capital gains of €62.1m. In addition, the 2003 profits included €19.9m of capital gains on the sale of 17.3% of Sotogrande to Caja Madrid. Of these capital gains, €39.4m were allocated to provisions to cover the accelerated depreciation of goodwill at Astron.

HOTEL PORTFOLIO AT 31st DECEMBER 2004

New openings: Six new hotels opened in 2004, five in Spain and the first NH hotel in Italy.

At year-end 2004, NH Hoteles had a presence in 18 countries, with hotels and 35,022 rooms. Of these 35,022 rooms, 30% are owned by NH Hoteles, 59.3% are leased and 10.7% are under management contracts.

Since 1st January 2004, six new hotels were opened with a total of 830 rooms, four of which in various city-centres in Spain, one in Sotogrande and one in the Italian city of Mestre, close to Venice.

In addition, the expansion of ***NHUBE*** areas in NH hotels is now a reality. After the success of the first NHUBE, opened in 2003 in the NH Balboa in Madrid, this innovative concept was consolidated by the opening of five new NHUBEs at the NH San Sebastián de los Reyes on the outskirts of Madrid, the NH Viapol in Seville, the NH Cartagena, the NH Vienna Airport and the NH Frankfurt Airport. Twelve more NHUBEs are planned for 2005, in hotels in Holland, Germany, Mexico and Spain.

Hotel	City	Type of Contract	No. Of rooms
NH Express el Maquinista	Alrededores de Barcelona	Leased	92
NH Express S. Sebastián de los Reyes	Alrededores de Madrid	Leased	98
NH Cartagena (Collection)	Cartagena	Leased	100
NH Palacio de Santa Marta (Collection)	Trujillo	Management contract	50
NH Sotogrande (4 stars)	Sotogrande (Cádiz)	Owned	106
NH Laguna Palace (Collection)	Mestre (Italia)	Leased	384
Total Openings			**830**

Hotel disposals and cancellation of management or leasing contracts for hotels in operation

A number of hotels left the chain during 2004, either because their contracts had expired or because they were part of the group identified for strategic disposal.

The latter category included the sale of the NH Cancún for €22.4m, which was finalised in February 2004. This hotel is now run under a management contract, as is the NH Villacarlos, which NH Hoteles sold for €5.25m. The NH Docklands and the NH Waldorf in Belgium were sold during 2004 for €0.5m and €2.95m respectively. In the case of NH Regensburg, a decision was taken to close the hotel.

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 26
investor.relations@nh-hotels.com
www.nh-hoteles.com

Hotel / Type of contract	City	Comments	No. Of rooms
NH Cancún / Propiedad	Cancún (México)	Sale/Management back	325
NH Villacarlos / Propiedad	Valencia (España)	Sale/Management back	51
Alfa Louise /Gestión	Bruselas (Bélgica)	End of Management Contract	40
Nh Waldorf/propiedad	Antwerp (Belgium)	Sale	150
NH Regensburg/Propiedad	Alemania	Close	223
NH Docklands/Propiedad	Antwerp (Belgium)	Sale	32

Signed projects

NH Hoteles currently has 27 confirmed projects for 3,995 rooms. Of these signed contracts, only three hotels will be owned by the group, 20 will be leased and the remaining four will be run under management contracts.

In Spain, NH Hoteles has confirmed projects for 16 new hotels with 1,974 rooms. Fourteen of these hotels will be leased or managed, and 12 of them are expected to open during 2005. One is located in the centre of Madrid and three in the outskirts of Madrid, one of which will be the only hotel in Mercamadrid, the main distribution centre for fresh products of Madrid. There will be two hotels and a convention centre in Seville, another hotel on the outskirts of Barcelona and five more in other cities where NH intends to strengthen its presence (Santiago, León, Granada, Alicante and Valladolid). The highlight of these is the new four-star, 309-room hotel in the best location in the centre of Barcelona, the NH Constanza, which will open in early 2006.

NH Hoteles has signed three projects in Germany, the NH Hamburg Airport and the NH Nuremberg City, both leased, with a total of 574 rooms. NH Hoteles has also signed a management contract for the NH Dusseldorf Arena, with 293 rooms, which will be part of the new Stadium Messe Arena and will be the only site for trade fairs in the city.

In The Hague (Holland), NH Hoteles has signed a leasing contract for a 206-room hotel which will open in mid-2005.

There are four confirmed projects in Mexico, two of which are leasing contracts (one in Ecatepec and the other in the historic centre of Mexico City), another hotel under management in Ciudad Puebla and, very recently, a project has been signed for a 127-room in Santa Fe, which will be owned by NH Hoteles.

As regards entry into new countries, NH Hoteles is continuing to expand in Italy. As well as the recently-opened in Mestre, a project has been signed for a 256-room hotel in Milan, which will be leased. This hotel is due to open in 2006.

NH Hotels is continuing to expand in Eastern Europe. After its entry into Hungary and Rumania, with the first management contract signed for a 78-room hotel in Bucharest, the group has recently signed a contract for another hotel in Rumania in Timisoara. This hotel will have 83 rooms and is expected to open in the summer of 2005, under a leasing contract.

Nh Hoteles Portfolio		HOTELS OPERATED				SIGNED PROJECTS				TOTAL
31st December 2004		Leased	Owned	Managed	TOTAL	Leased	Owned	Managed	TOTAL	
Spain	Hotels	71	19	22	**112**	13	2	1	**16**	**128**
+Portugal	Rooms	8.102	2.678	1.701	**12.481**	1.765	158	51	**1.974**	**14.455**
Holland	Hotels	9	18	1	**28**	1	0	0	**1**	**29**
	Rooms	1.279	3.988	80	**5.347**	206	0	0	**206**	**5.553**
Belgium	Hotels	1	8	0	**9**	0	0	0	**0**	**9**
	Rooms	241	971	0	**1.212**	0	0	0	**0**	**1.212**
Germany	Hotels	51	0	1	**52**	2	0	1	**3**	**55**
	Rooms	8.723	0	144	**8.867**	574	0	293	**867**	**9.734**
Switzerland	Hotels	2	2	0	**4**	0	0	0	**0**	**4**
	Rooms	329	232	0	**561**	0	0	0	**0**	**561**
Austria	Hotels	6	0	0	**6**	0	0	0	**0**	**6**
	Rooms	973	0	0	**973**	0	0	0	**0**	**973**
Italy	Hotels	1	0	0	**1**	1	0	0	**1**	**2**
	Rooms	384	0	0	**384**	231	0	0	**231**	**615**
Hungary	Hotels	1	0	0	**1**	0	0	0	**0**	**1**
	Rooms	160	0	0	**160**	0	0	0	**0**	**160**
Rumania	Hotels	0	0	0	**0**	1	0	1	**2**	**2**
	Rooms	0	0	0	**0**	83	0	78	**161**	**161**
America	Hotels	3	16	6	**25**	2	1	1	**4**	**29**
	Rooms	381	2.589	1.593	**4.563**	213	215	128	**556**	**5.119**
Africa (*)	Hotels	1	1	1	**3**	0	0	0	**0**	**3**
	Rooms	198	42	234	**474**	0	0	0	**0**	**474**
TOTAL	Hotels	146	64	31	**241**	20	3	4	**27**	**268**
	Rooms	20.770	10.500	3.752	**35.022**	3.072	373	550	**3.995**	**39.017**

(*) 2 hotels in South Africa and 1 management contract in Ghana